SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 11)(1)


                           FLAG Telecom Group Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G3529X106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Joel Piassick
                         555 Madison Avenue, Suite 2800
                            New York, New York 10022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                     12/4/03
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G3529X106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Distressed Investment Master Fund, Ltd.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     742,952


9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     742,952

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     742,952

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.1%

14.  TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  G3529X106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Distressed Investment Offshore Manager, L.L.C.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     742,952

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     742,952

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     742,952

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     37.1%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.  G3529X106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     771,815

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     771,815

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     771,815

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.6%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.  G3529X106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     771,815

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     771,815

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     771,815

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.6%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  G3529X106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     771,815

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     771,815

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     771,815

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.6%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  G3529X106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     771,815

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     771,815

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     771,815

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.6%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  G3529X106
           ---------------------

________________________________________________________________________________
Item 1.  Security and Issuer.

     FLAG Telecom Group Limited, Common Stock (the "Shares")

________________________________________________________________________________
Item 2.  Identity and Background.

(a-c,f)  This  amendment  to Schedule  13D is being filed by Harbert  Distressed
Investment Master Fund, Ltd. (the "Master Fund"), HMC Distressed Investment Offshore Manager, L.L.C., ("HMC Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Philip Falcone, a member of HMC Management and the portfolio manager of the Master Fund, Raymond J. Harbert, a member of HMC Investors, and Michael D. Luce, a member of HMC Investors (each of the Master Fund, HMC Management, HMC Investors, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of HMC Management and HMC Investors is a Delaware limited liability company. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of HMC Management, HMC Investors, Philip Falcone, Raymond J. Harbert and Michael D. Luce is 555 Madison Avenue, Suite 2800, New York, New York 10022. The Shares reported herein are held in the name of the Master Fund, PCMG Trading Partners XII LP, a Delaware limited partnership or Alpha US Sub Fund VI, LLC, a Delaware limited liability company.

     (d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 742,952 Shares.

As of the date hereof HMC Management may be deemed to beneficially own 742,952 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 771,815 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 771,815 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 771,815 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 771,815 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
________________________________________________________________________________
Item 4. Purpose of Transaction.

The purpose of this amendment to Schedule 13D is to report that, since the last amendment to Schedule 13D filed by the Reporting Persons for this security, the Master Fund has entered into an agreement with Reliance Gateway Net Limited ("Reliance Gateway") and the Issuer with respect to the Issuer's Shareholder Meeting and the "Master Fund Shares" (defined below).

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 742,952 Shares, constituting 37.1% of the Shares of the Issuer, based upon the 2,000,000 Shares outstanding as of the date of this filing.

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 742,952 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 742,952 Shares.

(a, b) As of the date hereof, HMC Management may be deemed to be the beneficial owner of 742,952 Shares, constituting 37.1% of the Shares of the Issuer, based upon the 2,000,000 Shares outstanding as of the date of this filing.

     HMC Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 742,952 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 742,952 Shares.

HMC Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 771,815 Shares, constituting 38.6% of the Shares of the Issuer, based upon the 2,000,000 Shares outstanding as of the date of this filing.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 771,815 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 771,815 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 771,815 Shares, constituting 38.6% of the Shares of the Issuer, based upon the 2,000,000 Shares outstanding as of the date of this filing.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 771,815 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 771,815 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 771,815 Shares, constituting 38.6% of the Shares of the Issuer, based upon the 2,000,000 Shares outstanding as of the date of this filing.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 771,815 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 771,815 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 771,815 Shares, constituting 38.6% of the Shares of the Issuer, based upon the 2,000,000 Shares outstanding as of the date of this filing.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 771,815 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 771,815 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On December 4, 2003, the Master Fund entered into an agreement with Reliance Gateway and the Issuer (the "Agreement").

     Pursuant to the Agreement, the Master Fund has agreed to vote 742,952 common shares of the Issuer, (the "Master Fund Shares")(approximately 37.1% of the outstanding Shares) in favor of the approval and adoption of the Amalgamation Agreement and to vote against any opposing or competing transaction or other action that would reasonably be expected to impede or delay the transactions contemplated by the Amalgamation Agreement. In furtherance thereof, the Master Fund has granted a proxy appointing Kees van Ophem and/or Patrick Gallagher, the Issuer's Assistant Secretary and Chief Executive Officer, respectively, to vote the Master Fund Shares in such manner as Reliance Gateway deems proper in accordance with the terms of the Agreement. In addition, the Master Fund has agreed that it will not sell or transfer or otherwise enter into any agreement with respect to the Master Fund Shares, that it will not exercise dissenters' rights with respect to its Master Fund Shares, and that it will not solicit, initiate, encourage or otherwise facilitate any efforts by any third party to acquire any Shares or assets of the Issuer. As consideration for the foregoing, Reliance Gateway has agreed to pay the Master Fund an aggregate $1,000,000, in cash, upon the effective time of the Amalgamation.

     Pursuant to the Agreement, the Issuer has agreed to use its reasonable efforts to terminate the registration of the Shares ("Deregistration") under
Section 12 of the Securities Exchange Act of 1934, as amended (the "1934 Act"). As a condition of the Agreement, the Master Fund will not have to vote in favor of the approval and adoption of the Amalgamation Agreement, and the proxy in favor of Reliance Gateway will not be granted, until the Deregistration is effective or the Issuer and Reliance Gateway have received written notice from the Master Fund that it has in its sole discretion determined to vote in favor of the approval and adoption of the Amalgamation Agreement (the "Effective Date").

     The Agreement may be terminated by any of the parties at the earlier of (i) the Effective Date and (ii) March 10, 2004.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Agreement between the Master Fund, Reliance Gateway and Issuer

________________________________________________________________________________


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbert Distressed Investment Master Fund, Ltd.
By: HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------

HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
------------------------


/s/ Philip Falcone
------------------
Philip Falcone

/s/ Raymond J. Harbert
----------------------
Raymond J. Harbert

/s/ Michael D. Luce
-------------------
Michael D. Luce

December 9, 2003


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this amendment to Schedule 13D dated December 9, 2003 relating to the Common Stock of Flag Telecom Group Limited shall be filed on behalf of the undersigned.


Harbert Distressed Investment Master Fund, Ltd.
By: HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------

HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
------------------------


/s/ Philip Falcone
------------------
Philip Falcone

/s/ Raymond J. Harbert
----------------------
Raymond J. Harbert

/s/ Michael D. Luce
-------------------
Michael D. Luce

                                                                       Exhibit B

                                  HMC AGREEMENT


     AGREEMENT dated as of December 4, 2003 (this "Agreement") among Reliance Gateway Net Limited, a company incorporated under the laws of India ("Reliance Gateway"), FLAG Telecom Group Limited, a company incorporated under the laws of Bermuda (the "Company"), and Harbert Distressed Investment Master Fund Ltd., a Cayman Islands corporation ("Shareholder").

     WHEREAS, the Company and Reliance Gateway have entered into the Agreement and Plan of Amalgamation dated as of October 16, 2003 (as amended on October 28, 2003 and contemporaneously herewith, the "Amalgamation Agreement"; all capitalized terms that are not otherwise defined herein shall have the meaning attributed to them under the Amalgamation Agreement);

     WHEREAS, the Company intends to hold a special general meeting of the shareholders of the Company, including any postponement or adjournment thereof, to consider and vote upon the Amalgamation Agreement (the "Company Shareholder Meeting");

     WHEREAS, the Shareholder owns certain common shares, par value $1.00 per share, of the Company (the "Shares"); and

     WHEREAS, the parties hereto have agreed to enter into this Agreement to evidence certain agreements relating to the Amalgamation Agreement, the Company Shareholder Meeting and the Shares.

     NOW, THEREFORE, the parties hereto agree as follows:

                                   Article 1
                        AGREEMENT TO VOTE; GRANT OF PROXY

     Section 1.01 . Agreement To Vote. The Shareholder irrevocably agrees to vote, express consent (or dissent, as the case may be) or otherwise utilize the voting power in respect of all Shares that the Shareholder is entitled to vote at the time of any vote at any annual or special general meeting of the shareholders of the Company during the term of this Agreement and at any postponement or adjournment thereof, (a) in favor of the approval and adoption of the Amalgamation Agreement and each of the transactions contemplated thereby and (b) against (i) any proposal made in opposition to or in competition with the Amalgamation and the transactions contemplated by the Amalgamation Agreement, (ii) any amalgamation, scheme of arrangements, merger, reorganization, consolidation, share exchange, business combination, sale of assets, recapitalization, liquidation, winding up, extraordinary dividend or distribution, significant share repurchase or other similar transaction with or involving the Company, other than the Amalgamation Agreement and the transactions contemplated thereby and (iii) any other action the consummation of which would reasonably be expected to impede, frustrate, interfere with, impair, delay or prevent consummation of the transactions contemplated by the Amalgamation Agreement; provided that the Shareholder shall not be obligated or bound by its agreement to vote as provided in clause (a) above until the time (the "Voting Effective Time") that is the earlier of (A) the Shareholder shall have received evidence reasonably satisfactory to it that the registration of the Shares under Section 12 of the Securities Exchange Act of 1934 (the "1934 Act") has been effectively terminated pursuant to Rule 12g-4 promulgated thereunder prior to the day of the taking of the vote to approve and adopt the Amalgamation Agreement and (B) the Company and Reliance Gateway shall have received written notice from the Shareholder that it has in its sole discretion determined to vote in favor of the approval and adoption of the Amalgamation Agreement.

     Section 1.02. Grant of Proxy. The Shareholder hereby revokes any and all previous proxies granted with respect to its Shares. By entering into this Agreement, the Shareholder hereby grants a proxy appointing Kees van Ophem and/or Patrick Gallagher, the Company's Assistant Secretary and Chief Executive Officer, respectively, effective as of the Voting Effective Time, as the Shareholder's attorney-in-fact and proxy, with full power of substitution, for and in the Shareholder's name, to vote, express consent or dissent, or otherwise to utilize such voting power in such manner and upon such matters as Reliance Gateway or its proxy or substitute shall, in Reliance Gateway's sole discretion, deem proper with respect to the Shareholder Shares in accordance with the provisions of Section 1.01. The proxy granted by the Shareholder pursuant to this Section 1.02 is irrevocable and is granted in consideration of Reliance Gateway's agreements contained in Article 2 of this Agreement; provided, however, that such proxy shall be revoked upon termination of this Agreement in accordance with Section 8.04 hereof.

                                   Article 2
                                  CONSIDERATION

     In consideration of (i) the agreement of the Shareholder to vote in favor of the Amalgamation and the approval and adoption of the Amalgamation Agreement and (ii) the other agreements of the Shareholder contained herein, Reliance Gateway hereby agrees to pay to the Shareholder an aggregate $1,000,000, in cash, on the date when the Effective Time occurs. Such amount shall be paid to the Shareholder by wire transfer to a bank account designated by the Shareholder (or if no such account is designated, then by certified or official bank check payable in immediately available funds to the order of the Shareholder in such amount). If the Effective Time does not occur, no payment to the Shareholder shall be required hereunder.

                                   Article 3
                REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

     The Shareholder represents and warrants to Reliance Gateway and the Company that:

     Section 3.01. Corporate Authorization. The Shareholder has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance by the Shareholder of this Agreement and the consummation by the Shareholder of the transactions contemplated hereby have been duly authorized and no other corporate action on the part of the Shareholder is necessary to authorize the execution, delivery or performance by the Shareholder of this Agreement and the consummation by the Shareholder of the transactions contemplated hereby.

     Section 3.02. Valid Title. As of November 1, 2003, as of the date hereof and at all times hereafter during the term of this Agreement, the Shareholder was and is the sole, true, lawful and beneficial owner of the Shares set forth opposite the Shareholder's name on the signature page hereto, and will be the sole, true, lawful and beneficial owner of all Shares acquired by the Shareholder after the date hereof, in each case, with no restrictions on the Shareholder's voting rights or rights of disposition pertaining thereto, except as set forth in this Agreement. As of November 1, 2003, as of the date hereof and at all times hereafter during the term of this Agreement, none of the Shares set forth opposite the Shareholder's name on the signature page hereto are, and no Shares acquired by the Shareholder after the date hereof will be, subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares, except as set forth in this Agreement.

     Section 3.03. Non-Contravention. The execution, delivery and performance by the Shareholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not contravene or constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Shareholder or to a loss of any benefit of the Shareholder under any provision of applicable law or regulation, the certificate of incorporation, bylaws or other governing documents of the Shareholder or any other agreement, judgment, injunction, order, decree, or other instrument binding on the Shareholder or result in the imposition of any lien on any asset of the Shareholder.

     Section 3.04. Binding Effect. This Agreement is the valid and binding Agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally. The person signing this Agreement has full power and authority to execute and deliver, and to cause the Shareholder to perform, this Agreement.

     Section 3.05. Total Shares. The number of Shares set forth opposite the Shareholder's name on the signature page hereto are the only Shares beneficially owned by the Shareholder as of the date hereof and as of November 1, 2003, and
(i) the Shareholder owns no options to purchase or sell or rights to subscribe for or otherwise acquire any securities of the Company and has no other interest in or voting rights with respect to any securities of the Company and (ii) to the Shareholder's knowledge, none of its affiliates own, beneficially or of record, any Shares or has any of the interests or rights described in clause (i) above, except in each case Shares owned by PCMG Trading Partners XII, L.P. and Alpha US Sub Fund VI, LLC which own 17,668 and 11,695 Shares, respectively.

     Section 3.06. Finder's Fees. No investment banker, broker or finder is entitled to a commission or fee from the Company, Reliance Gateway or any of their respective affiliates in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Shareholder.

                                   Article 4
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Section 4.01. The Company represents and warrants to the Shareholder and to Reliance Gateway that the Company has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized and no other corporate action on the part of the Company is necessary to authorize the execution, delivery or performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and is a valid and binding Agreement of the Company, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally.

     Section 4.02. The Company has no securities issued or outstanding other than the Shares.

                                   Article 5
               REPRESENTATIONS AND WARRANTIES OF RELIANCE GATEWAY

     Reliance Gateway represents and warrants to the Shareholder and the Company that Reliance Gateway has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Reliance Gateway of this Agreement and the consummation by Reliance Gateway of the transactions contemplated hereby have been duly authorized and no other corporate action on the part of Reliance Gateway is necessary to authorize the execution, delivery or performance by Reliance Gateway of this Agreement and the consummation by Reliance Gateway of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Reliance Gateway and is a valid and binding Agreement of Reliance Gateway, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally.

                                   Article 6
                          COVENANTS OF THE SHAREHOLDER

     The Shareholder hereby covenants and agrees that:

     Section 6.01. No Proxies for, Encumbrances on or Transfers of Shares. Except pursuant to the terms of this Agreement, the Shareholder shall not during the term of this Agreement, without the prior written consent of Reliance Gateway, directly or indirectly, (i) grant any proxies to or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) sell, assign, transfer, encumber, deliver pursuant to any tender or exchange offer or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Shares. The Shareholder shall not seek or solicit any such sale, assignment, transfer, encumbrance, delivery or other disposition or any such contract, option or other arrangement or assignment or understanding and agrees to notify Reliance Gateway promptly and to provide all details requested by Reliance Gateway if the Shareholder is approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing.

     Section 6.02. Appraisal Rights. The Shareholder agrees during the term of this Agreement not to exercise any rights (including, without limitation, under the Bermuda Companies Act of 1981, as amended) to demand appraisal of any Shares which may arise with respect to the Amalgamation.

     Section 6.03. No Shop. The Shareholder shall not, during the term of this Agreement, directly or indirectly (i) solicit, initiate or encourage (or authorize any person to solicit, initiate or encourage) any inquiry, proposal or offer from any person to acquire any of the business, property or capital stock of the Company or any direct or indirect subsidiary thereof, or any acquisition of any Shares or other equity interest in, or any assets of, the Company or any direct or indirect subsidiary thereof, whether by merger, amalgamation, purchase of assets, tender offer or other transaction or (ii) participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt by any other person to do or seek any of the foregoing. The Shareholder agrees to promptly advise Reliance Gateway of the terms of any communications it may receive relating to any of the foregoing.

                                   Article 7
         COVENANTS OF RELIANCE GATEWAY, THE COMPANY AND THE SHAREHOLDER

     Section 7.01. Additional Agreements. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations and which may be required under any agreements, contracts, commitments, instruments, understandings, arrangements or restrictions of any kind to which such party is a party or by which such party is governed or bound, to consummate and make effective the transactions contemplated by this Agreement, to obtain all necessary waivers, consents and approvals and effect all necessary registrations and filings and to rectify any event or circumstances which could impede consummation of the transactions contemplated hereby.

     Section 7.02. Termination of Registration. The Company hereby covenants and agrees to use all reasonable efforts to terminate the registration of the Shares under Section 12 of the 1934 Act pursuant to Rule 12g-4 promulgated under the 1934 Act (the "Deregistration") as promptly as practicable after the date hereof. Notwithstanding the foregoing, in order to continue providing the shareholders of the Company and Reliance Gateway with material information regarding the Company, the Company agrees, to the extent permitted by applicable law or regulation, to continue to file with the Securities and Exchange Commission (the "SEC") the periodic reports that it would have filed with the SEC in the absence of the Deregistration.

     Section 7.03. Company Shareholder Meeting. The Company hereby covenants and agrees not to hold the vote on the approval and adoption of the Amalgamation Agreement prior to the Voting Effective Time. If the scheduled date for the Company Shareholder Meeting occurs prior to the Voting Effective Time, the Company agrees to adjourn or postpone the Company Shareholder Meeting to a later date so the shareholder vote to approve and adopt the Amalgamation Agreement will be held on a date that is after the Voting Effective Time; provided that if the Voting Effective Time does not occur on or before March 10, 2004, the Company shall be permitted to hold the Company Shareholder Meeting at any time thereafter.

     Section 7.04. The Company and Reliance Gateway hereby covenant and agree to execute that certain Second Amendment to the Amalgamation Agreement, substantially in the form attached as Exhibit A hereto, contemporaneously with the execution of this Agreement.

                                   Article 8
                                  MISCELLANEOUS

     Section 8.01. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

     Section 8.02. Specific Performance. The parties hereto agree that each of Reliance Gateway and the Company would be irreparably damaged if for any reason the Shareholder failed to perform any of its obligations under this Agreement, and that each of Reliance Gateway and the Company would not have an adequate remedy at law for money damages in such event. Accordingly, each of Reliance Gateway and the Company shall be entitled to specific performance and injunctive and other equitable relief to enforce the performance of this Agreement by the Shareholder. This provision is without prejudice to any other rights that Reliance Gateway or the Company may have against the Shareholder for any failure to perform its obligations under this Agreement. The Shareholder shall be entitled to specific performance and injunctive and other equitable relief to enforce the performance of this Agreement by Reliance Gateway and the Company. This provision is without prejudice to any other rights that the Shareholder may have against Reliance Gateway or the Company for any failure to perform their respective obligations under this Agreement.

     Section 8.03. Notices. All notices, requests, claims, demands and other communications provided for by this Agreement (unless otherwise specified herein) shall be in writing and delivered by mail, telegram, telex, facsimile or personal delivery and shall be deemed given if delivered in person, by telegram, telex, facsimile or personal delivery when received, and if mailed, when mailed postage prepaid, return receipt requested registered or certified, and addressed to the respective parties as set forth below or at such other address as any party hereto may specify to the other parties hereto in writing (such change of address to become effective only upon receipt of such notification in writing).

         If to Reliance Gateway, to:

                  Reliance Gateway Net Limited
                  Dhirubhai Ambani Knowledge City
                  Block E, SB-14, 1st Floor
                  Thane-Belapur Road
                  Koparkhairane, Navi Mumbai
                  400 709, India
                  Telecopy: 011-91-22-3032-5895
                  Attention:  PMS Prasad

         with a copy to:

                  Davis Polk & Wardwell
                  450 Lexington Avenue
                  New York, New York 10017
                  Telecopy: 212-450-3955
                  Attention:  Nancy L. Sanborn

         if to the Company, to:

                  FLAG Telecom Group Limited
                  9 South Street
                  London W1K 2XA
                  United Kingdom
                  Telecopy:  011-44-207-317-4096
                  Attention:  Kees van Ophem

         with a copy to:

                  Akin Gump Strauss Hauer & Feld LLP
                  590 Madison Avenue
                  New York, New York 10022
                  Telecopy: 212-872-1002
                  Attention:  Kerry E. Berchem and Patrick J. Dooley

         If to the Shareholder, to:

                  Harbert Distressed Investment Master Fund, Ltd.
                  c/o HMC Distressed Investment Offshore Manager, LLC 555 Madison Avenue
                  28th Floor
                  New York, NY 10022
                  Telecopy:  (212) 521-6972
                  Attention:  Philip Falcone

         with a copy to:

                  Dewey Ballantine LLP
                  1301 Avenue of the Americas
                  New York, NY 10019-6092
                  Telecopy:  (212) 259-6333
                  Attention:  Steven P. Lund

     Section 8.04. Amendments; Termination. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto. This Agreement may be terminated by any of the parties hereto at the earlier of (i) the Effective Time and (ii) March 10, 2004. Additionally, this Agreement may be terminated by Reliance Gateway immediately upon a breach by the Shareholder or the Company and this Agreement may be terminated by the Shareholder immediately upon a breach by Reliance Gateway or the Company, of any of their respective agreements and covenants set forth herein. In addition, the Shareholder may terminate this Agreement if the Amalgamation Agreement is amended after the date hereof in a manner which is adverse to the shareholders of the Company without the prior written consent of the Shareholder, which shall not be unreasonably withheld. Notwithstanding any such termination, the breaching party shall be fully liable for any and all damages incurred or suffered by the terminating party or parties as a result of such breach.

     Section 8.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

     Section 8.06. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of New York without giving effect to the principles of conflicts of laws thereof.

     Section 8.07. Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver.

     Section 8.08. Counterparts; Effectiveness; Benefit. This Agreement may be executed and delivered (including by facsimile transmission) by the parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any person other than the parties hereto and their respective successors and assigns.

     Section 8.09. No Third Party Beneficiaries. No party other than the parties hereto shall be an intended beneficiary of this Agreement or any portion hereof.

     Section 8.10. Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


     Class of     Shares     HARBERT DISTRESSED
     Stock        Owned      INVESTMENT  MASTER FUND LTD.
-----------------------      ----------------------------
                             By: HMC Distressed Investment Offshore Manager, LLC

     common       742,952    By:_______________________
                             Name: Philip Falcone
                             Title:  Vice-President

                             RELIANCE GATEWAY NET
                             LIMITED


                             By: _________________________
                             Name: P.M.S. Prasad
                             Title:   Authorized Signatory

                             FLAG TELECOM GROUP
                             LIMITED

                             By: _________________________
                             Name: Robert M. Aquilina
                             Title:   Director

                             By: _________________________
                             Name: Eugene I. Davis
                             Title:   Director

                             By: _________________________
                             Name: Anthony J. Pacchia
                             Title:   Director

                                    EXHIBIT A

                               Second Amendment to
                           the Amalgamation Agreement

                                                                December 4, 2003


Re:        Second Amendment to the Amalgamation Agreement

FLAG Telecom Group Limited
9 South Street
London W1K 2XA
United Kingdom
Attention:  Special Committee of the Board of Directors

Dear Members of the Special Committee:

     Reference is made to the Agreement and Plan of Amalgamation, dated as of October 16, 2003 (as amended, the "Amalgamation Agreement"), by and between FLAG Telecom Group Limited (the "Company") and Reliance Gateway Net Limited ("Gateway"). Capitalized terms used herein and not defined shall have the meaning assigned to them in the Amalgamation Agreement.

     The purpose of this letter agreement is to amend the Amalgamation Agreement as follows:

     (i) Section 2.02(a) be and it hereby is deleted and the following be and it hereby is inserted in place thereof: "Each Share issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $97.41 in cash, without interest (the "Amalgamation Consideration"). The sum of the aggregate Amalgamation Consideration and all amounts payable in respect of Company Options pursuant to Section 2.05 shall not exceed $210,951,295. Notwithstanding the foregoing, the parties hereto agree and acknowledge that pursuant to that certain HMC Agreement dated as of December 3, 2003 (the "HMC Agreement") by and among Gateway, the Company and Harbert Distressed Investment Master Fund Ltd. ("HMC"), Gateway shall pay an additional $1,000,000 consideration to HMC in connection with the transactions contemplated hereby. In addition, Gateway agrees that neither it nor any of its affiliates shall pay any other additional consideration to HMC in connection with the transactions contemplated hereby without the prior written consent of the Company.";

     (ii) in the first sentence of Section 2.05(a), the words "use its reasonable best efforts to" be and they hereby are inserted after the word "shall";

     (iii) in the second sentence of Section 2.05(a), the words "to the extent permitted by applicable law," be and they hereby are inserted after the word "Thereafter,";

     (iv) in the first sentence of Section 2.05(b), the word "reasonable" be and it hereby is inserted prior to the words "best efforts";

     (v) in the second sentence of Section 4.05, the number "198,475" be and it hereby is deleted and the number "198,025" be and it hereby is inserted in place thereof;

     (vi) Schedule 4.05 be and it hereby is deleted and Exhibit A hereto be and it hereby is inserted in place thereof;

     (vii) in Section 6.01(j), the words "; provided, that the Company shall be permitted to pay Mr. Patrick Gallagher $48,705 in cash in exchange for the cancellation of 500 restricted Shares held by Mr. Gallagher immediately prior to the Effective Time" be and they hereby are inserted at the end thereof;

     (viii) in the second sentence of Section 6.02(a), the words "(giving due consideration to the Company's obligations under the HMC Agreement)" be and they hereby are inserted at the end thereof; and

     (ix) in Section 10.01(b), the words "February 28, 2004" be and they hereby are deleted and the words "March 10, 2004" be and they hereby are inserted in place thereof.

     These amendments shall be effective as of the date hereof.

     This letter agreement shall be governed by and construed in accordance with the laws of Bermuda, without regard to its conflicts of laws principles.

     Except as expressly set forth above, nothing contained in this letter agreement shall be deemed to waive, amend or otherwise modify any provision of the Amalgamation Agreement.

     This letter agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

                                    EXHIBIT A

                                  Schedule 4.05


FLAG TELECOM GROUP LIMITED - EXERCISE PRICE OF OPTIONS



DATE                         QUANTITY                         ISSUE PRICE

17 March 2003                118,425 (employees)              $14.00/option

17 March 2003                61,600 (directors)               $14.00/option

8 April 2003                 6,000                            $25.00/option

2 June 2003                  1,550                            $34.50/option

1 July 2003                  8,200                            $31.75/option

1 August 2003                700                              $60.00/option

1 September 2003             200                              $61.50/option

1 October 2003               200                              $60.00/option

3 November 2003 *            1,150                            $87.00/option



Total Allocated:             198,025

Total Options:               222,222

Note:

* These options were granted to employees who executed employment agreements with the Company on or prior to October 16, 2003 at which point stock options were pledged under their respective employment agreements.




03773.0001 #448381